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EXHIBIT 12.1

STATEMENTS RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
						Six months ended June 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Earnings:
Income (loss) before income taxes	$(10,333)	$652	$2,659	$(14,512)	$(129,741)	$(25,014)
Add: Fixed charges	1,510	8,915	10,190	10,370	13,176	5,037
Less: Capitalized interest	—	—	—	(531)	(2,245)	(1,685)

Earnings	$(8,823)	$9,567	$12,849	$(4,673)	$(118,810)	$(21,663)

Fixed Charges:
Interest expensed and capitalized	$155	$8,593	$9,709	$9,677	$12,015	$4,421
Estimated interest portion of rent expense	1,355	322	481	693	1,161	616

Fixed charges	$1,510	$8,915	$10,190	$10,370	$13,176	$5,037

Ratio of earnings to fixed charges(1)	N/A	1.07	1.26	N/A	N/A	N/A

(1)
Income (loss) before income taxes for the years ended December 31, 1999, 2002 and 2003 and for the six months ended June 30, 2004 was not sufficient to cover fixed charges by a total of approximately $10.3 million in 1999, $15.0 million in 2002, $132.0 million in 2003 and $26.7 million in the six months ended June 30, 2004. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

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  EXHIBIT 12.1
STATEMENTS RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES